EXHIBIT 12.1
RENEWABLE ENERGY GROUP, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS
(in thousands)

	For the year ended December 31,
	2011	2012	2013	2014	2015	2016
Earnings (deficiency):

Pre-tax income (loss) from continuing operations before
adjustment for equity investees	$91,409	$23,713	$191,301	$86,110	$(160,411)	$48,981
Add:
Fixed Charges	11,015	11,312	7,756	12,516	17,222	23,270
Amortization of cap interest	68	31	31	31	154	156
Subtract:
Interest capitalized	—	33	335	1,345	897	88
Preference security dividends	—	3,156	2,055	—	—	—
Earnings (deficiency)	$102,492	$31,867	$196,698	$97,312	$(143,932)	$72,319

Fixed charges:
Interest expense and amortization of costs related to indebtedness	$8,095	$4,679	$2,397	$6,690	$11,867	$15,987
Interest capitalized	—	33	335	1,345	897	88
Estimate of interest within rental expenses	2,920	3,444	2,969	4,441	4,458	7,195
Preference security dividends	—	3,156	2,055	40	—	—
Total fixed charges	$11,015	$11,312	$7,756	$12,516	$17,222	$23,270

Ratio of Earnings to Fixed Charges including Preference Security Dividends(1) (2)	9.3	2.8	25.4	7.8	—	3.1
Deficiency in the coverage of fixed charges	N/A	N/A	N/A	N/A	$161,154	N/A

(1) Fixed charges. The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

(2) Our net losses were insufficient to cover fixed charges in the year 2015. Because of these deficiencies, the ratio information is not applicable.